SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 29, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: European Court of Justice to Hear Snus Ban Case in June 2004

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: March 29, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Nasdaq: SWMAY    Stockholmsbörsen: SWMA

PRESS RELEASE

29 March, 2004

European Court of Justice to Hear Snus Ban Case in June 2004

The European Court of Justice has confirmed the date for two hearings related to the ban of certain oral tobacco products (i.e. snus) within the European Union. The Court will hear the cases together on June 8th, 2004.

The two cases originated separately before the High Court in the UK and the Landrat of the Herford Local Authority (a regional administrative court) in Germany, but were each referred to the ECJ to decide whether national laws enacting Article 8 of the Directive, banning the sale of snus (oral moist snuff), are invalid. Due to the similarities in the cases, they will be heard together at the ECJ.

Bo Aulin, Senior Vice President, Secretary and General Counsel of Swedish Match, stated that “We believe that the current ban on snus is inconsistent with several of the basic principles of EU law, concerning but not limited to the free movement of goods between member states. Also, given the scientific support for harm reduced products, like Swedish snus, as a preferred alternative to cigarettes, we believe that this ban should be removed. However, a court procedure always carries some uncertainty. But even if the ECJ would not find the ban illegal, we are convinced that it will be removed within a few years anyway, since it is so obviously does not serve any public health or other societal purpose.”

A recent study published in the European Journal of Epidemiology, found that some 200,000 of the 500,000 smoking-attributable deaths each year in the EU would be avoided if Europeans adapted a Swedish tobacco consumption pattern. The study states that the lower smoking-related mortality among Swedish men is linked to their use of snus. (source: “The burden of mortality from smoking: Comparing Sweden with other countries in the European Union”, Brad Rodu and Phil Cole)

Case references

Case C-210/03: R v. Secretary of State for Health ex parte 1) Swedish Match AB 2) Swedish

Match UK Ltd

Case C-434/02: Arnold André GmbH & Co. KG v. Landrat of the Herford Local Authority

European Court of Justice website: http://curia.eu.int/

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. Swedish Match owns 64% of General Cigar Co., Inc. The Group’s global operations generated sales of 13,036 MSEK in 140 countries for the twelve month period ending December 31, 2003. Swedish Match shares are listed on Stockholmsbörsen (SWMA) and Nasdaq (SWMAY).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)

Office +1 804 302 1912, Mobile +1 804 868 8127